April 2, 2014

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	John Hancock Variable Insurance Trust (the “Trust”):
Preliminary Proxy Materials on Schedule 14A under the Securities Exchange Act of 1934 for John Hancock Financial Services Trust (the “Fund”), File No. 811-04146

Ladies and Gentlemen:

On behalf of the Fund, we transmit herewith for filing with the Securities and Exchange Commission pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, the Fund’s preliminary proxy statement (the “Proxy Materials”) relating to a special meeting of shareholders of the Fund to be held on June 18, 2014.  It is anticipated that the Proxy Materials will be first sent to the Fund’s shareholders on or about May 5, 2014.

If you have any questions or comments concerning the foregoing, please call me at (617) 261-3240 or Betsy Anne Seel of John Hancock at (617) 663-2166.

Sincerely, /s/ George P. Attisano George P. Attisano

cc:           Betsy Anne Seel, John Hancock Variable Insurance Trust